

Mail Stop 4628

January 26, 2017

Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom

> **Re: BP p.l.c.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 001-06262**

Dear Dr. Gilvary:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources